Exhibit 4.5


                                  I-TRAX, INC.

                          NOTICE OF STOCK OPTION GRANT


         You have been granted the following option to purchase Common Stock of I-trax, Inc. (the "Company"):

Name of Grantee:                           [Carol M. Rehtmeyer] [L. Jane Ludwig]

Total Number of Shares Covered by Option:  280,000

Type of Option:                            Nonqualified

Exercise Price Per Share:                  $0.001

Date of Grant:                             February 5, 2002

Vesting Schedule:                          Not applicable






Date Exercisable:                          February 5, 2002
Expiration Date:                           February 4, 2012


GRANTEE:                                    I-TRAX, INC.

_____________________________               ______________________________

_____________________________               Title: _________________________
(Print name)


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                                  I-TRAX, INC.
                               STOCK OPTION GRANT

         This Stock Option Grant (the "Agreement") is made by I-trax, Inc. (the "Company") to the Grantee identified on the Notice of Stock Option Grant attached to this Agreement effective as of the Date of Grant identified on the Notice of Stock Option Grant.

                                    RECITALS

         A. The Board of Directors of the Company (the "Board") has decided to make a stock option grant as an inducement for the Grantee to promote the best interests of the Company and its shareholders.

         B. Certain terms with initial capital letters used in this Agreement are defined in the Notice of Stock Option Grant.

         NOW, THEREFORE, the parties to this Agreement, intending to be legally bound hereby, agree as follows:

         1.       Grant of Option.

                  (a) Subject to the terms and conditions set forth in (i) this Agreement and the Notice of Stock Option Grant, the Company hereby grants to the Grantee a stock option (the "Option") to purchase the number of Shares of Common Stock of the Company set forth in the Notice of Stock Option Grant at the Exercise Price per Share likewise set forth in the Notice of Stock Option Grant. The Option shall become exercisable according to Paragraph 2 below.

                  (b) The Option is designated as a nonqualified stock option.

         2. Exercisability of Option. The Option shall become exercisable on the dates identified in the Notice of Stock Option Grant.

         3. Term of Option. The Option shall have a term of ten years from the Date of Grant and shall terminate on the at the expiration of that period.

         4.       Exercise Procedures.

                  (a) Subject to the provisions of Paragraphs 2 and 3 above, the Grantee may exercise part or all of the exercisable Option by giving the Company's Chief Executive Officer written notice of intent to exercise in the manner provided in this Agreement, specifying the number of Shares as to which the Option is to be exercised. On the delivery date, the Grantee shall pay the exercise price (i) in cash,
         (ii) with the approval of the Board, by delivering Shares of the Company which shall be valued at their fair market value on the date of delivery, or (iii) by

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         such other method as the Board may approve, including payment through a broker in accordance with procedures permitted by Regulation T of the Federal Reserve Board. The Board may impose from time to time such limitations as it deems appropriate on the use of Shares of the Company to exercise the Option.

                  (b) The obligation of the Company to deliver Shares upon exercise of the Option shall be subject to all applicable laws, rules, and regulations and such approvals by governmental agencies as may be deemed appropriate by the Board, including such actions as Company counsel shall deem necessary or appropriate to comply with relevant securities laws and regulations. The Company may require that the Grantee (or other person exercising the Option after the Grantee's death) represent that the Grantee is purchasing Shares for the Grantee's own account and not with a view to or for sale in connection with any distribution of the Shares, or such other representation as the Board deems appropriate. All obligations of the Company under this Agreement shall be subject to the rights of the Company as set forth in the Plan to withhold amounts required to be withheld for any taxes, if applicable. Subject to Board approval, the Grantee may elect to satisfy any income tax withholding obligation of the Company with respect to the Option by having Shares withheld up to an amount that does not exceed the minimum applicable withholding tax rate for federal (including FICA), state and local tax liabilities.

         5. No Employment or Other Rights. The grant of the Option shall not confer upon the Grantee any right to be retained by or in the employ or service of the Company and shall not interfere in any way with the right of the Company to terminate the Grantee's employment or service at any time. The right of the Company to terminate at will the Grantee's employment or service at any time for any reason is specifically reserved.

         6. No Shareholder Rights. Neither the Grantee, nor any person entitled to exercise the Grantee's rights in the event of the Grantee's death, shall have any of the rights and privileges of a shareholder with respect to the Shares subject to the Option, until certificates for Shares have been issued upon the exercise of the Option.

         7. Assignment and Transfers. The rights and interests of the Grantee under this Agreement may be sold, assigned, encumbered or otherwise transferred and shall inure to the benefit of Grantee's heirs and assigns. The rights and protections of the Company hereunder shall extend to any successors or assigns of the Company and to the Company's parents, subsidiaries, and affiliates.

         8. Applicable Law. The validity, construction, interpretation and effect of this instrument shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflicts of laws provisions thereof.

         9. Notice. Any notice to the Company provided for in this instrument shall be addressed to the Company in care of the Chief Executive Officer at One Logan

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Square, 130 N. 18th Street, Suite 2615, Philadelphia, Pennsylvania 19103, and
any notice to the Grantee shall be addressed to such Grantee at the current address shown on the payroll of the Company, or to such other address as the Grantee may designate to the Company in writing. Any notice shall be delivered by hand, sent by telecopy or enclosed in a properly sealed envelope addressed as stated above, registered and deposited, postage prepaid, in a post office regularly maintained by the United States Postal Service.


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